Exhibit 99.1

PRESS RELEASE

Update on Inventiva's cash position and on the finance documentation with the European Investment Bank

►	Inventiva successfully raised approximately €14.6 million through a combination of its ATM Program for €9.3 million and new State-backed bank financing for €5.3 million

►	In accordance with the terms of the credit facility announced on May 16, 2022, Inventiva entered into a warrant agreement with the European Investment Bank on July 1, 2022

►	Cash runway extended until the end of second quarter 2023

Daix (France), Long Island City (New York, United States), July 4, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (NASH) and other diseases with significant unmet medical needs, today announced the strengthening of its cash position by approximately €14.6 million through its At-The-Market program (the "ATM Program") and new state-backed bank financing. This extends the Company's cash runway until the end of the second quarter 2023, based on existing cash, cash equivalents and short-term deposits and without taking into account the credit facility with the European Investment Bank (the “EIB”). The Company also finalized the documentation requirement under the credit facility with the EIB (the "Finance Contract") for up to €50 million as announced on May 16, 2022 by the signing of a warrant agreement (the "Warrant Agreement"). The Company plans to use the proceeds from the EIB facility towards its preclinical and clinical pipeline, including to help fund a portion of its Phase III clinical trial of lanifibranor in patients with NASH.

Equity raised through the At-The-Market Program:

On June 15, 2022, the Company sold 1,260,618 American Depositary Shares ("ADS") for an amount of $9,769,789.501 pursuant to the Company's ATM program established on August 2, 2021, through Jefferies LLC, acting as sales agent. Each ADS represents one ordinary share of the Company.

The new shares underlying the ADS issued under the ATM Program represented approximatively 3% of the share capital of the Company as of the date of the transaction.

Non-dilutive debt financing of €5.3m in the form of an additional state-guaranteed loan facility and two loans from a stimulus economic plan:

In June 2022, the Company signed three loan agreements with French banks for a total amount of €5.3 million, guaranteed in part by the French State. Implemented as part of a state-guaranteed PGE loan facility ("Prêt Garanti par l’Etat") with Bpifrance and two loans from a stimulus economic plan ("Prêts Participatifs Relance") granted by Crédit Agricole Champagne-Bourgogne and Société Générale, they are in large part guaranteed by the French State and have a duration of eight-year and a four-year repayment schedule.

1 At price of $7.75 per new ADS, which represents a discount of 0.92% to the volume weighted average price of the Company shares on Euronext Paris over the last trading day (i.e. June 15, 2022).

PRESS RELEASE

Terms of the Finance Contract:

As previously announced, the Finance Contract is divided into two tranches of €25 million each which are subject to the completion of certain condition precedents. The disbursement of the first tranche (with capitalized interest of 8% and a maturity date of four years) is subject to, among other conditions, (i) the Company entering into a subscription agreement under the Warrant Agreement to issue warrants to the EIB and (ii) the receipt by the Company of an aggregate amount of at least €18 million, paid either through the issuance of new Company shares, or through upfront or milestone payments. As of today, the Company raised €9.3 million through a capital increase under its ATM Program.

The disbursement of the second tranche of €25 million (with capitalized interest of 7% and a maturity date of three years) is further subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the issue of the second tranche of warrants, (iii) the receipt by the Company of an aggregate amount of at least €70 million (inclusive of the €18 million mentioned above), made of either the issuance of new Company shares, or through upfront or milestone payments coming from business development activities on the various assets of the Company, (iv) (a) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, or (b) the initiation of a Phase III clinical trial of cedirogant by AbbVie Inc; and (v) operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH.

The two tranches will be available within 36 months following the signature of the Finance Contract.

Prepayment events under the Finance Contract:

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e. including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan and/or cancel the undisbursed tranches.

Terms and Conditions of the warrants:

As described above, in connection with the Finance Contract, the Company agreed to issue warrants to EIB as a condition to the funding of each tranche. The number of warrants to be issued to EIB will be determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company shares in its most recent qualifying equity offering, or (b) for the first tranche only, in case of no qualifying equity offering, the volume weighted average price per share of the Company shares over the last 180 calendar days. The subscription price shall be €0.01 per warrant.

The warrants have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions).

PRESS RELEASE

The exercise price will be equal to 95% of the volume weighted average of the trading price of the Company shares on the regulated market of Euronext Paris for the last trading session preceding the decision of the competent body of the Company to issue such warrant. EIB shall be entitled to a put option at its intrinsic value, (subject to a cap equal to the drawn amount under the Finance Contract) to require the Company to buy back all or part of the warrants then exercisable but not yet exercised in certain circumstances (for instance in case of change of control or at the maturity date of the first tranche or in case of event of default). Furthermore, the Company shall be entitled to a call option to require EIB to sell to the Company (or a substitute third party) all the warrants, and a right of first refusal to buy back any warrants that are offered for sale to a third party, subject to certain exceptions.

Pursuant to the provisions of the Warrant Agreement, if the first tranche of the warrants was issued today, the underlying shares would represent a potential dilution of approximatively 3.2% of the current share capital of the Company2.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH and other diseases with significant unmet medical needs. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

The Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases that resulted in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORg inverse agonist which is being evaluated in a Phase IIb clinical trial, led by AbbVie, in adult patients with moderate to severe chronic plaque psoriasis. Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

2 Such amount will depend on the issue date of the warrants.

PRESS RELEASE

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Laurence Frost / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, clinical trial data releases, including for part 1 of the Phase III clinical trial of lanifibranor in patients with NASH and the expected Phase IIb clinical trial of cedirogant led by AbbVie, pipeline and preclinical and clinical development plans, reaching anticipated milestones and conditions precedent for Tranche A and/or Tranche B, potential future financings and strategic transactions, milestone payments, royalties and product sales, future activities, expectations, plans, growth and prospects of Inventiva, the Company’s ability to satisfy conditions precedent to drawing down on either or both of the tranches under the EIB facility and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached or that conditions precedent to receive funds under the credit facility will be met on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, which could delay the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines or at all. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

PRESS RELEASE

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022 and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.